SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden

(Print or Type Responses)
1 .Name and Address of Reporting Person* ICM Asset Management, Inc. (See Note 1)	2. Date of Event Requiring Statement (Month/Day/Year) 12/22/00 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol SVI Holdings, Inc. (SVI)
(Last) (First) (Middle) 601 W. Main Ave., Suite 600	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Spokane, WA 99201		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,065,606	D & I	See Notes 2 & 3
Common Stock	2,000	D	See Note 5

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Obligation to Buy	12/22/00	1/20/01	Common Stock	548,823	$0.85 per share	D & I	See Notes 2 & 3
Obligation to Buy	12/22/00	1/20/01	Common Stock	29,412	$0.85 per share	D	See Note 4
Obligation to Buy	12/22/00	1/20/01	Common Stock	10,000	$0.85 per share	D	See Note 5
Option to Buy	12/22/00	2/21/01	Common Stock	588,235	$0.85 per share	D & I	See Notes 2 & 3
Warrants	12/22/00	(See Note 6)	Common Stock	1,450,882	$1.50 per share (See Note 6)	D & I	See Notes 2 & 3
Warrants	12/22/00	(See Note 6)	Common Stock	14,706	$1.50 per share (See Note 6)	D	See Note 4
Warrants	12/22/00	(See Note 6)	Common Stock	5,000	$1.50 per share (See Note 6)	D	See Note 5

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) James M. Simmons, manager of Koyah Ventures, LLC, and President and majority shareholder of ICM Asset Management, Inc.; (ii) ICM Asset Management, Inc., a registered investment adviser; (iii) Koyah Ventures, LLC, a general partner of investment limited partnerships; (iv) Brian Cathcart, an officer, employee and shareholder of ICM Asset Management, Inc.; and (v) Nigel M. Davey, a member and officer of a limited liability company of which James M. Simmons is manager and ICM Asset Management, Inc. is a member. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by investment advisory accounts of ICM Asset Management, Inc. or by investment limited partnerships of which Koyah Ventures, LLC is the general partner and ICM Asset Management, Inc. is the investment adviser.

(3) Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

(4) These securities are owned by Brian Cathcart.

(5) These securities are owned by Nigel M. Davey.

Dated: January 2, 2001

ICM Asset Management, Inc. Koyah Ventures, LLC

By: __________________________________ By: ____________________________________ ___________________________________

James M. Simmons James M. Simmons James M. Simmons

President Manager

__________________________________ ____________________________________

Brian Cathcart Nigel M. Davey

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: James M. Simmons

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: December 2000

Signature: ______________________________________

James M. Simmons

Name: Koyah Ventures, LLC

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: December 2000

Signature: Koyah Ventures, LLC

By: __________________________________

James M. Simmons, Manager

Name: Brian Cathcart

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: December 2000

Signature: ______________________________________

Brian Cathcart

Name: Nigel Davey

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: December 2000

Signature: ______________________________________

Nigel M. Davey

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